Form 51–102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Great Basin Gold Ltd.
#1020, 800 West Pender Street
Vancouver, British Columbia
V6C 2V6

Item 2	Date of Material Change

April 11, 2006 and April 20, 2006

Item 3	News Release

April 11, 2006 to announce the common share offering; no news release with respect to this change.

Item 4	Summary of Material Change

The original filing dates anticipated by the Company and its underwriters in connection with its common share offering (“Offering”) were amended to ensure that the Company could qualify to file a short form prospectus in accordance with National Policy 44-101. On April 20, 2006 Pacific International Securities Inc. (“PI”) as lead underwriter syndicated the Offering and BMO Nesbitt Burns Inc. was added as a second underwriter for the offering.

Item 5	Full Description of Material Change

On April 10, 2006, the Company entered into an engagement letter with Pacific International Securities Inc. as lead underwriter, in connection with a bought-deal offering of common shares. In that engagement letter, the Company agreed to file a preliminary short form prospectus by April 12, 2006 and a final prospectus by April 19, 2006. Subsequent to the execution of the engagement letter, the Company determined that it would not qualify for the filing of the short form prospectus until ten business days had elapsed after the filing of the required notice under National Policy 44-101. The required notice was filed April 10, 2006.

Accordingly, the Company and PI agreed to amend the engagement letter to postpone the dates by which the Company was required to file the preliminary prospectus and the final prospectus. A preliminary prospectus was filed on April 27, 2006.

On April 20, 2006, PI syndicated the Offering and BMO Nesbitt Burns Inc. was added as a second underwriter.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51–102

N/A

Item 7	Omitted Information

N/A

Item 8	Executive Officer

Mr. Ferdinand Dippenaar
Chief Executive Officer
Great Basin Gold Ltd.
Telephone: (604) 684-6365

Item 9	Date of Report

May 10, 2006

/s/Ferdinand Dippenaar
Ferdinand Dippenaar
Chief Executive Officer